Designated Filer: Corre Partners Management, LLC
Issuer & Ticker Symbol: TEAM, Inc (TISI)
Date of Event Requiring Statement: 8/6/2026
Exhibit 99.1

Explanation of Responses:

(1)
The securities sold in this transaction were held directly by (i) Corre Opportunities Qualified Master Fund, LP (which held 1,054,719 shares of Common Stock), (ii) Corre Horizon Fund, LP (which held 249,942 shares of Common Stock) and (iii) Corre Horizon II Fund, LP (which held 299,665 shares of Common Stock).